SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  May 11, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Form 40-F    ___

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated May 11, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation
(Registrant)
James E. Sinclair
Date: May 11, 2012	James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – May 11, 2012

Tanzanian Royalty Reports New Drill Results from the Buckreef Project Confirm Wider Mineralization At Depth With 34 metres @ 2.44g/t Au including 3 metres @ 7.1 g/t Au

Tanzanian Royalty Exploration Corporation is pleased to report that new assay results from its 2012 ongoing diamond drilling program at the Buckreef Gold Project in Tanzania, have been received and confirming continuity of the wide, higher-grade gold mineralized zones  at depth.

Drilling highlight includes:

•

BMDD138 encountered intercepts of 6.0 metres grading 3.53g/t gold from 133 metres which included 2.0 metres grading 6.89g/t gold; 3 metres grading 4.65g/t Au from 144 metres, 2.25 metres grading 2.84g/t Au from 150.2 metres and 1.4 metres grading 4.56g/t Au from 162.8 metres.

•

BMDD139 encountered intercepts of 6.65 metres grading 1.80g/t gold from 125.35 metres which included 1.0 metres averaging 9.99g/t gold, 37 metres grading 2.5g/t gold from 148 metres which include 6 metres averaging 4.39g/t gold from 163 metres and 2 metres grading 4.89g/t Au from 174 metres.

•

BMDD140 encountered an intercept of 5.0 metres grading 1.18g/t gold from 134 metres.

•

BMDD141 intersected 21 metres grading 1.63g/t gold from 193 metres which includes 2 metres averaging 3.32g/t golf from 200 metres.

•

BMDD143 intersected 4 metres grading 2.27g/t gold from 198 metres which includes 1.4 metres averaging 4.14g/t golf from 188.1 metres, 19 metres grading 1.58g/t Au from 230 metres which include 4 metres at 2.59g/t Au from 231 metres.

•

BMDD145 intersected 5 metres grading 3.59g/t gold from 156 metres and a wide zone of 34 metres grading 2.44g/t Au from 178 metres which include 3 metres at 7.1g/t Au from 187 metres and 2 metres at 8.06g/t Au from 192 metres.

All intersections reported here are core lengths and may not represent true width but the true width is estimated to be 50 – 60%

The host rocks to the gold mineralization are a sequence of fine-grained basalts to medium –grained dolerite with strongly altered felsic porphyry in quartz-sericite-carbonate-pyrite alteration assemblages.   The best grades are within strongly altered, brecciated dolerite intercalated with felsic porphyry and grey quartz veining in finely disseminated pyrite assemblage.

Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania), commented: “We are very encouraged by the new drilling results which intersected of mineralized zone of significant thicknesses at vertical depth down to 200m below surface and confirmed the presence of gold-bearing structure at depth” He went on to say that “drilling to date on the deeper Buckreef extensions has validated the geological interpretation and the that the current drilling program is progressing well.

Sample Protocol and QA/QC

The samples chain of custody is managed by Buckreef technical team under the supervision of Anthony Minde. Core samples are picked up from the drill site at the end of every shift by Company personnel for direct delivery to the secured drill core storage house located next to the Buckreef exploration office. The storage is accessible only by approved personnel.

 Intervals of core to be analyzed are split with a mechanized core cutter in half with one half to be sent to the laboratory for geochemical analysis and the remaining half to be kept in storage for future reference and uses.  Samples to be assayed will remain under the control of Company personnel unit submitted to SGS laboratory in Mwanza for 50g fire assay (FA) with AAS finish (0.01ppm LLD). The average percentage of recovery core is 95%.  Sample intervals of 1m or less but greater than 0.5m depended on geology.

SGS laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting. In addition to SGS internal standards materials and blank samples, the Company regularly inserts into every batch its own certified standards, coarse blanks and duplicate sample in the sample stream approximately every 20 samples.

Qualified Person

The Company’s Qualified Persons Mr. Phillip Kaniki and Charles Mnguto, have reviewed and approved the content of this news release. Mr. Phillip Kaniki has a Bachelor of Science in Geology degree from the University of Dar es Salaam (1997) and is a registered scientist with MAusIMM (Reg. No 221963). Mr. Charles Mnguto has a Bachelor of Science in Geology (Hons) degree from the University of Dar es Salaam (1995) and is registered scientist with MAusIMM (Reg. No 307793).

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.